EXHIBIT 97.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

Incentive Compensation Recoupment Policy

Overview and Effective Date. This Incentive Compensation Recoupment Policy (the “Policy”) of Alexandria Real Estate Equities, Inc. (the “Company”) shall apply to all Incentive Compensation that is Received by a Covered Officer on or after October 2, 2023 (the “Effective Date”). This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, Rule 10D-1 promulgated thereunder (“Rule 10D-1”) and Section 303A.14 of the New York Stock Exchange Listed Company Manual (the “Listing Standards”). This Policy shall replace and supersede the Company’s Clawback Policy set forth in the Company’s Corporate Governance Guidelines as in effect on the Effective Date (the “Prior Clawback Policy”) with respect to all Incentive Compensation that is Received by a Covered Officer on or after the Effective Date; for clarity, the Prior Clawback Policy shall continue to apply to any Incentive Compensation Received by a Covered Officer, to the extent such Covered Officer is subject to the Prior Clawback Policy, prior to the Effective Date. Certain capitalized terms used in this Policy have the meanings given to such terms below.

Administration. Except as specifically set forth herein, this Policy shall be administered by the Compensation Committee. The Compensation Committee shall have full and final authority to make any and all determinations required under this Policy. Any determination by the Compensation Committee with respect to this Policy shall be final, conclusive and binding on all interested parties and need not be uniform with respect to each individual covered by this Policy. Subject to applicable law, the Compensation Committee may authorize and empower any officer or employee of the Company to take any and all actions that the Compensation Committee, in its sole discretion, deems necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

Recoupment. Pursuant to the provisions of this Policy, in the event there is an Accounting Restatement, the Company must reasonably promptly recoup the full amount of the Recoverable Incentive Compensation, unless the conditions in the next section of this Policy entitled “Impracticability of Recovery” are met and the Compensation Committee has made a determination that recoupment would be impracticable. Recoupment is required regardless of whether the Covered Officer engaged in any misconduct and regardless of fault, and the Company’s obligation to recoup Recoverable Incentive Compensation is not dependent on whether or when any restated financial statements are filed. For clarity, changes to the Company’s financial statements that do not represent error corrections under applicable accounting standards would likewise not trigger application of this Policy.

Impracticability of Recovery. Recoupment may be determined to be impracticable if, and only if: (i) the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount of the applicable Recoverable Incentive Compensation; provided that, before concluding that it would be impracticable to recover any amount of Recoverable Incentive Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Recoverable Incentive Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the New York Stock Exchange in accordance with the Listing Standards or (ii) recoupment of the applicable Recoverable Incentive Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) the Code.

Sources of Recoupment. To the extent permitted by applicable law, the Compensation Committee shall, in its sole discretion, determine the timing and method for recouping Recoverable Incentive Compensation hereunder, provided that such recoupment is undertaken reasonably promptly. The Compensation Committee may, in its discretion, seek recoupment from a Covered Officer from any of the following sources or a combination thereof, whether the applicable compensation was approved, awarded, granted, payable or paid to the Covered Officer prior to, on or after the Effective Date: (i) direct repayment of Recoverable Incentive Compensation previously paid to the Covered Officer; (ii) cancelling prior cash or equity-based awards (whether vested or unvested and whether paid or unpaid); (iii) cancelling or offsetting against any planned future cash or equity-based awards; (iv) forfeiture of deferred compensation, subject to compliance with Section 409A of the Code; and (v) any other method permitted by applicable law or contract. Subject to compliance with any applicable law, the Compensation Committee may effectuate recoupment under this Policy from any amount otherwise payable to the Covered Officer, including amounts payable to such individual under any otherwise applicable Company plan or program, e.g., base salary, bonuses or commissions and compensation previously deferred by the Covered Officer. The Compensation Committee need not utilize the same method of recovery for all Covered Officers or with respect to all types of Recoverable Incentive Compensation.

No Indemnification of Covered Officers. Notwithstanding any indemnification agreement, applicable insurance policy or any other agreement or provision of the Company’s articles of incorporation or bylaws to the contrary, no Covered Officer shall be entitled to indemnification or advancement of expenses in connection with any enforcement of this Policy by the Company, including paying or reimbursing such Covered Officer for insurance premiums to cover potential obligations to the Company under this Policy.

Indemnification of Administrator. Any members of the Compensation Committee, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

Severability. If any provision of this Policy or the application of any such provision to a Covered Officer shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

No Impairment of Other Remedies. Nothing contained in this Policy, and no recoupment or recovery as contemplated herein, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Officer arising out of or resulting from any actions or omissions by the Covered Officer. This Policy does not preclude the Company from taking any other action to enforce a Covered Officer’s obligations to the Company, including, without limitation, termination of employment and/or institution of civil proceedings. This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer and to any other compensation recoupment policy and/or similar provisions in any employment, equity plan, equity award, or other individual agreement, to which the Company is a party or which the Company has adopted or may adopt and maintain from time to time.

Amendment; Termination. The Compensation Committee may amend, terminate or replace this Policy or any portion of this Policy at any time and from time to time in its sole discretion. The Compensation Committee shall amend this Policy as it deems necessary to comply with applicable law or any Listing Standard.

Successors. This Policy shall be binding and enforceable against all Covered Officers and, to the extent required by Rule 10D-1 and/or the applicable Listing Standards, their beneficiaries, heirs, executors, administrators or other legal representatives.

Required Filings. The Company shall make any disclosures and filings with respect to this Policy that are required by law, including as required by the U.S. Securities and Exchange Commission.

Definitions. For purposes of this Policy:

•The term “Accounting Restatement” shall mean an accounting restatement that the Company is required to prepare due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

•The term “Accounting Restatement Date” shall mean the earlier to occur of (i) the date that the Board, a committee of the Board authorized to take such action, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement.

•The term “Board” shall mean the Company’s Board of Directors.

•The term “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

•The term “Compensation Committee” shall mean the Compensation Committee of the Board.

•The term “Covered Officer” shall mean each current and former Executive Officer.

•The term “Executive Officer” shall mean the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy-making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant. Identification of an executive officer for purposes of this Policy would include at a minimum executive officers identified and designated by the Board as an “executive officer” pursuant to 17 CFR 229.401(b).

•The term “Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures derived wholly or in part from such measures. Stock price and total stockholder return are also financial reporting measures. A measure need not be presented in the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission in order to be a Financial Reporting Measure.

•The term “Incentive Compensation” shall mean any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

•The term “Lookback Period” shall mean the three completed fiscal years immediately preceding the Accounting Restatement Date, as well as any transition period (resulting from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period of at least nine months shall count as a completed fiscal year). Notwithstanding the foregoing, the Lookback Period shall not include fiscal years completed prior to the Effective Date.

•The term “Received” with respect to Incentive Compensation shall mean that Incentive Compensation is deemed received in the Company’s fiscal period in which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period.

•The term “Recoverable Incentive Compensation” shall mean Incentive Compensation Received by a Covered Officer (i) after beginning service as an Executive Officer, (ii) who served as an Executive Officer at any time during the performance period for such Incentive Compensation, (iii) while the Company had a class of securities listed on a national securities exchange or a national securities association and (iv) during the Lookback Period, that exceeded the amount of Incentive Compensation that would have been Received had such amount been determined based on the Accounting Restatement, computed without regard to any taxes paid (i.e., on a gross basis without regarding to tax withholdings and other deductions). For any compensation plans or programs that take into account Incentive Compensation, the amount of Recoverable Incentive Compensation for purposes of this Policy shall include, without limitation, the amount contributed to any notional account based on Recoverable Incentive Compensation and any earnings to date on that notional amount. For any Incentive Compensation that is based on stock price or total stockholder return, where the Recoverable Incentive Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the Compensation Committee will determine the amount of Recoverable Incentive Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Incentive Compensation was Received. The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the New York Stock Exchange in accordance with the Listing Standards.